04015245

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65957

RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/20/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Network Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Via Fortuna Suite 450
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Klingelberger (512) 314-0717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bull and Associates
(Name – *if individual, state last, first, middle name*)

901 S. Mopac Expressway, Bldg 2, Ste. 385 (Address) Austin (City) TX (State) 78746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY 3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J Klingelberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Network Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP Finance

Title

Notary Public

MARY BETH UNRUH
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 12-27-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL NETWORK SECURITIES, LLC

FINANCIAL STATEMENTS

As of December 31, 2003 and for the period from March 20, 2003 (Date of Inception) to December 31, 2003

Bull
& Associates
Certified Public Accountants

Independent Auditors' Report

To the Managers
Capital Network Securities, LLC

We have audited the accompanying statement of financial condition of Capital Network Securities, LLC (the Company, a wholly-owned subsidiary of CN Group Holdings, LLC) as of December 31, 2003 and the related statements of income, changes in member's equity, and cash flows for the period from March 20, 2003 (date of inception) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Network Securities, LLC (a wholly-owned subsidiary of CN Group Holdings, LLC) at December 31, 2003 and the results of its operations and its cash flows for the period from March 20, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bull & Associates
Austin, Texas
February 25, 2004

Bull + Associates

901 S. Mopac Expressway • Barton Oaks Plaza II • Suite 385
Austin, Texas 78746
Phone (512) 328-3111 • Fax (512) 328-2211

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	14,638
Receivable from customers		10,135
Other assets		115
	$	24,888

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	2,039
Member's equity:		22,849
	$	24,888

The accompanying notes are an integral
part of these financial statements.

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

STATEMENT OF INCOME

for the period from March 20, 2003 (date of inception) to December 31, 2003

Revenues:	
Investment advisory fees	$ 10,000
Investment banking	10,000
	20,000
Expenses:	
Employee compensation and benefits	2,000
Professional fees and consultants	7,128
Communications and data processing	613
Licenses and permits	6,169
Occupancy	2,371
Other expenses	1,430
	19,711
	$ 289

The accompanying notes are an integral
part of these financial statements.

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the period from March 20, 2003 (date of inception) to December 31, 2003

Net Income	$	289
Cash contributed		20,000
Overhead contributed		2,560
Ending member's equity	$	22,849

The accompanying notes are an integral
part of these financial statements.

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

for the period from March 20, 2003 (date of inception) to December 31, 2003

Cash flows from operating activities:	
Net income	$ 289
Adjustments to reconcile net income to net cash provided (used) in operating activities:	
Overhead paid by member	2,560
(Increase) decrease in operating assets:	
Net receivable from customers	(10,135)
Other assets	(115)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	2,039
Total adjustments	(5,651)
Net cash provided (used) by operating activities	(5,362)
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from member's equity contributed	20,000
Net cash provided (used) in financing activities	20,000
Cash at end of the year	$ 14,638
Supplemental cash flows disclosures:	
Noncash financing activity – overhead contributed by member for equity	$ 2,560

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Limited Liability Company organized March 20, 2003 that is a wholly-owned subsidiary of CN Group Holdings, LLC.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises investment banking and investment advisory services.

Investment Banking

Investment banking revenues include or will include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include or will include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are or will be recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Revenue Recognition

Revenue for investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. All other income is recognized upon completion of service.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Parent is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members of the Parent in their respective returns.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Continued

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, the Company had net capital of $12,600, which was $7,600 in excess of its required net capital of $5,000. The Company's net capital ratio was .2 to 1.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Parent is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members of the Parent in their respective returns.

5. Parent Overhead Allocations

Management determines and allocates certain percentages of certain expenses that are then paid by the Company to the Parent. Most overhead expenses of the Company are from this allocation.

6. Accounts Payable – Parent

The accounts payable at December 31, 2003 includes $1,829 payable to the Parent for the overhead allocation.

7. Concentrations of Credit Risk

The Company's ability to produce income is affected by economic fluctuations in the broker and security industry and fluctuations in the State of Texas economy plus economic swings in the national and world economies. Revenue is concentrated in a few customers. Accounts due from customers are for services performed in the State of Texas.

Continued

While credit risk for account receivables is therefore concentrated, those receivables typically are collected within 60 days and based on its assessment of current conditions management believes realization losses on amounts outstanding at year-end will be immaterial. Accordingly, receivables are reported at the amount of principal outstanding. There were no receivables over 90 days old at December 31, 2003.

8. Contingency

There is a possible claim against the Company and/or its Parent by a former Member of the Parent. This Member was one of four equal members in the Parent's limited liability company until his termination effective December 31, 2003.

9. Exemption from SEC Rule 15c3-3 for Schedules

The Company is exempt from filing schedules "Computation For Determination Of Reserve Requirements" and "Information Relating To Possession Or Control Requirements" for the period from March 20, 2003 (date of inception) to December 31, 2003 under an exemption in SEC Rule 15c3-3(k)(2)(i).

10. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2003

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Net Capital	
Total member's equity	$ 22,849
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	22,849
Add:	-
Total capital	22,849
Deductions and/or charges:	
Nonallowable asset	10,250
Net capital before haircuts (tentative net capital)	12,599
Haircuts	-
Net capital	12,599
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Other accounts payable and accrued expenses	2,039
Items not included in consolidated statement of financial conditions	-
Total aggregate indebtedness	$ 2,039
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000

Continued

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

As of December 31, 2003

Excess net capital at 1,500 percent	$ 12,464
Excess net capital at 1,000 percent	$ 12,396
Ratio: aggregate indebtedness to net capital	.16 to 1
Reconciliation with Company's computations (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 12,599
Allowable assets erroneously report as nonallowables	-
Difference due to offsetting various asset accounts against related liabilities	-
Audit adjustments	-
Other items (net)	-
Net capital per above	$ 12,599

CAPITAL NETWORK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CN GROUP HOLDINGS, LLC)

SCHEDULE II

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

As of December 31, 2003

Segregation requirements	
Net ledger balance:	
Cash	$ -
Securities (at market)	-
Net unrealized profit (loss) in open futures contracts	-
Exchange traded options	
Add: market value of open option contracts purchased on a contract market	-
Deduct: market value of open option contracts granted (sold) on a contract market	-
Net equity (deficit)	-
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades	-
Amount required to be segregated	-
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash margins (at market)	-
Margins on deposit with clearing organizations of contracts markets:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Settlement due from (to) contract market clearing organization	-
Exchange traded options:	
Add: unrealized receivables for option contracts purchased on contract markets	-
Deduct: unrealized obligations for option contracts granted (sold) on contract markets	-
Net equities with other FCMS	-
Total amount in segregation	-
Excess funds (insufficiency) in segregation	$ -

Bull & Associates
Certified Public Accountants

To The Managers
Capital Network Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Capital Network Securities, LLC (the Company, a wholly owned subsidiary of CN Group Holdings, LLC), for the period from March 20, 2003 (date of inception) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

901 S. Mopac Expressway • Barton Oaks Plaza II • Suite 385
Austin, Texas 78746
Phone (512) 328-3111 • Fax (512) 328-2211

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities, and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Capital Network Securities, LLC (the Company, a wholly owned subsidiary of CN Group Holdings, LLC), for the period from March 20, 2003 (date of inception) to December 31, 2003, and this report does not affect our report thereon dated February 25, 2004. There is not adequate financial segregation of duties in the organization since one individual has both significant accounting duties and check signing ability. Management of the Company has indicated that due to the small size of the entity and due to limited personnel no change in procedure is planned.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bull & Associates
Austin, Texas
February 25, 2004

Bull + Associates

CAPITAL NETWORK SECURITIES, LLC
2700 VIA FORTUNA SUITE 450
AUSTIN, TX 78746

February 27, 2004

Bull & Associates
901 S. Mopac Expressway
Building II, Suite 385
Austin, TX 78746

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in member's equity and cash flows of Capital Network Securities, LLC (the Company) (a wholly-owned subsidiary of CN Group Holdings, LLC) as of December 31, 2003 and for the period from March 20, 2003 (date of inception) to December 31, 2003, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Capital Network Securities, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, February 25, 2004, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

   a. Financial records and related data.
   b. Minutes of the meetings of for both the Parent CN Group Holdings, LLC and the Company's members, managers, and committees of managers, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no undisclosed communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices. We have provided you with a copy of the NASD Audit Exit Conference report dated January 24, 2004, which is the only communication.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the entity involving:

   a. Management,
   b. Employees who have significant roles in internal control, and
   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysis, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

11. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. All accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection. Capital Network Securities, LLC does not carry/accept customers' debit balances and brokers' debit balances.

15. The Company conducts best effects underwriting. The Company does not conduct firm commitment underwriting. There are no losses sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

17. In addition, the Company at December 31, 2003, had:

    a. No securities exchange memberships.
    b. No participation in joint accounts earried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments.
    e. No reason for a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

18. There are no liabilities subordinated to the claims of general creditors covered by satisfactory subordination agreements under rule 15c3-1.

19. The financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

20. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is at least reasonably possible that certain events affecting these concentrations could cause a severe impact that will occur in the near-term.

21. There are no capital withdrawals anticipated within the next six months that would cause the Company to be non-compliant with NASD net capital requirements applicable to our firm.

22. There are no material weaknesses or inadequacies at December 31, 2003, or during the period March 20, 2003, to February 25, 2004, in internal control and control activities for safeguarding securities, and the practices and procedures followed in:

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
b. Making the quarterly securities examinations, courts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
c. Complying with the requirement of prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. There is no physical possession or control of fully paid and excess-margin securities of customers as required by rule 15c3-3.
e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
f. There is no need for daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

23. Net capital computations, prepared by the Company during the period from March 20, 2003, through February 25, 2004, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

24. There was no need for computation of segregation requirements under the Commodity Exchange Act to indicate need for an insufficiency in segregation.

25. There are nine contracts obtained since inception through February 24, 2004 as follows below, that had $20,000 in revenue earned through December 31, 2003:

Client Name	Service	Revenue Recognition	Amount
Infraworks	Investment Banking	Commission	
United Pathology	Investment Advisory	Retainer Income	$10,000
Leader – Contract Cancelled			
Uplink Corporation	Investment Banking	Commission	
Advocate	Investment Banking	Retainer & Commission Components	$10,000
Texmont	Investment Banking	Commission	
Texmont #2	Investment Banking	Commission	
First Choice	Investment Banking	Commission	

26. The $17,000 transferred from CN Group Holdings, LLC to the Company on April 15, 2003 is for capital of the Company and is not debt of the Company.

27. To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

28. The $5,000 paid to Jack Murphy in February 2004 was not owed or payable at December 31, 2003. It was not billed until February 4, 2004 and there is no contractual agreement to pay for his services.

By: [signature]
Michael L. McAllister
Managing Director

By: [signature]
Alex J. Klingelberger
VP Finance